Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Three months ended March 31,	2015
Earnings:
Income before income taxes	$481
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity loss	4
Fixed charges added to earnings	131
Distributed income of less than 50 percent-owned persons	20
Amortization of capitalized interest:
Consolidated	11
Proportionate share of 50 percent-owned persons	—

Total earnings	$647

Fixed Charges:

Interest expense:
Consolidated	$122
Proportionate share of 50 percent-owned persons	—

$122

Amount representative of the interest factor in rents:
Consolidated	$9
Proportionate share of 50 percent-owned persons	—

$9

Fixed charges added to earnings	$131

Interest capitalized:
Consolidated	$15
Proportionate share of 50 percent-owned persons	—

$15

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$146

Ratio of earnings to fixed charges	4.4